STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004

(Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Starfield Resources Inc. discloses that these unaudited financial statements for the third financial quarter ended November 30, 2004 have not been reviewed by our auditors, Loewen, Stronach & Co., Chartered Accountants.

Vancouver, B.C., Canada
January 10, 2005	Management

STARFIELD RESOURCES INC.

INTERIM BALANCE SHEET

NOVEMBER 30, 2004

(Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	(Unaudited	(Audited)
	Nov. 30	February 29
	2004	2004
	$	$

ASSETS

CURRENT ASSETS
Cash	1,435,449	639,837
Accounts receivable	238,611	190,532
Refundable deposits	35,000	35,000
Prepaid expenses and deposits	40,800	163,819
	1,749,860	1,029,188
MINERAL PROPERTIES (Note 4)	33,049,340	24,381,058
EQUIPMENT (Note 5)	145,587	15,083
	34,944,787	25,425,329

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,627,156	557,380
Obligation to issue shares (Note 3)	247,500	-
Loans payable	-	904,000
	1,874,656	1,461,380

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	41,149,757	30,625,324
CONTRIBUTED SURPLUS	733,283	606,618
DEFICIT	(8,812,909)	(7,267,993)
	33,070,131	23,963,949
	34,944,787	25,425,329

APPROVED BY THE DIRECTORS:

“Glen Indra”	.
Glen Indra, Director

“Glen Macdonald”	.
Glen MacDonald, Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

		Third Quarter ended		Year-to-date
	April 22, 1994	November 30	November 30	November 30	November 30
	(inception) to	2004	2003	2004	2003
	Nov. 30, 2004	$	$	$	$

EXPENSES
Consulting fees	1,370,301	42,890	137,565	180,316	222,508
Travel and conferences	1,539,167	155,937	63,611	376,628	202,013
Rent and office services	1,102,212	65,268	69,159	231,169	199,777
Stock-based compensation	734,023	-	41,144	126,665	41,144
Accounting and legal	831,987	40,061	41,220	202,471	78,022
Advertising and promotion	605,633	29,342	20,895	91,759	79,778
Computer	372,877	6,813	19,824	35,252	49,244
Transfer and regulatory fees	420,858	30,499	28,374	67,083	45,496
Office	336,826	13,135	11,568	30,609	33,561
Management fees	294,000	12,000	12,000	36,000	36,000
Investor relations	382,984	12,000	12,000	116,403	36,000
Interest and bank charges	258,260	2,210	15,298	26,601	77,380
Telephone	111,805	4,255	13,275	12,734	21,715
Amortization	49,948	1,022	1,421	3,065	4,262
Interest on capital leases	29,294	-	-	-	1,055
Business and property evaluations	28,353	-	-	-	-
Office equipment rent	52,060	7,982	13,490	19,546	22,397
Loss on disposition of equipment	5,096	-	-	-	-
Interest income	(18,971)	(3,572)	-	(11,385)	(541)
LOSS BEFORE THE FOLLOWING	8,506,713	419,842	500,844	1,544,916	1,149,811
Write-off of mineral claims	271,010	-	-	-	-
LOSS BEFORE INCOME TAXES	8,777,723	419,842	500,844	1,544,916	1,149,811
Large corporate capital tax	35,186	-	-	-	-

LOSS	8,812,909	419,842	500,844	1,544,916	1,149,811
DEFICIT – BEGINNING	-	8,393,067	6,193,596	7,267,993	5,544,629

DEFICIT – ENDING	8,812,909	8,812,909	6,694,440	8,812,909	6,694,440

LOSS PER SHARE		0.0038	0.0076	0.0150	0.0176

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)
(Exploration Stage Company)
(Presented in Canadian Dollars)

		Third Quarter ended		Year-to-date
	April 22, 1994	November 30	November 30	November 30	November 30
	(inception) to	2004	2003	2004	2003
	Nov. 30, 2004	$	$	$	$
OPERATING ACTIVITIES
Loss	(8,812,909)	(419,842)	(500,844)	(1,544,916)	(1,149,811)
Add non-cash items:
Stock-based compensation	734,023	-	41,144	126,665	41,144
Amortization of computers and office equipment	49,948	1,022	1,421	3,065	4,262
Amortization of exploration equipment	16,931	5,643	-	16,931	-
Loss on disposition of equipment	5,096	-	-	-	-
Write-off mineral claims	271,010	-	-	-	-
	(7,735,901)	(413,177)	(458,279)	(1,398,255)	(1,104,405)
Cash provided by changes in non-cash working capital items:
Accounts receivable	(238,611)	138,159	(97,341)	(48,079)	73,496
Refundable deposits	(35,000)	-	-	-	-
Prepaid expenses	(40,800)	(24,750)	37,800	123,019
Accounts payable and accrued liabilities	1,627,156	424,433	(414,361)	1,069,776	(585,745)
Large corporate capital tax payable	-	-	-	-	(12,679)
	(6,423,156)	124,665	(932,181)	(253,539)	(1,629,333)
INVESTING ACTIVITIES
Mineral properties	(31,620,349)	(3,284,986)	(1,635,033)	(8,668,282)	(2,201,505)
Acquisition of equipment	(172,519)	-	-	(150,500)	-
	(31,792,868)	(3,284,986)	(1,635,033)	(8,818,782)	(2,201,505)
FINANCING ACTIVITIES
Loans payable	-	-	(199,000)	(904,000)	(217,000)
Repayment of capital lease liability	(45,044)	-	-	-	(4,852)
Subscription funds advanced	247,500	247,500		247,500
Issuance of common shares, units and special warrants net of costs	39,449,017	2,843,415	3,015,083	10,524,433	4,299,925
	39,651,473	3,090,915	2,816,083	9,867,933	4,078,073
INCREASE (DECREASE) IN CASH	1,435,449	(69,406)	248,869	795,612	247,235
CASH – beginning	-	1,504,855	3,799	639,837	5,433
CASH – ending	1,435,449	1,435,449	252,668	1,435,449	252,668
Notes to statement of cash flows:
1) Interest and income taxes paid
Interest paid	258,260	2,210	15,298	26,601	78,435
Income taxes paid	35,186	-	-	-	12,679
2) Non-cash operating, financing and investing activities:
Issuance of common shares for finder fees	646,150	-	-	600,000	12,800
Capital asset disposed of for amount equal to capital lease liability	16,346	-	-	-	-
Exploration work equipment amortized to mineral properties	16,931	5,643	-	16,931	-

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	OPERATIONS

	a)	Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaged in the exploration and development of mineral properties.

	b)	Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

	c)	Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)
The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed, or omitted. In the opinion of management, these financial statements included all adjustments necessary for the fair presentation of the results of the interim periods presented. These interim financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended February 29, 2004. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

	b)	Flow-through shares

Effective March 19, 2004, the Company adopted CICA Emerging Issues Committee abstract (EIC 146) on the treatment of future income tax assets and liabilities resulting from the issuance of flow- through shares and renunciation of qualifying expenditures. Under the abstract, future income tax liabilities resulting from the renunciation of qualified mineral expenditures will be recorded as a reduction in share capital. Any corresponding future income tax benefits resulting from the utilization of prior year losses to offset the timing difference, arising from the renunciations, will be reflected as part of the Company’s operating results in the year the expenses are renounced. Although there were flow-through shares subscribed for during the quarter the renunciation for these flow-through shares will be made effective December 31, 2004.

	c)	Exploration work equipment is recorded at cost with amortization at 30% on a diminishing balance. In the year of acquisition only one-half the rate is applied and added to mineral properties.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 2 –

Note 3	OBLIGATION TO ISSUE SHARES

Subscription funds in the amount of $247,500 were advanced by a subscriber for a portion of the private placement which subsequently closed after the end of the third quarter.

Note 4	MINERAL PROPERTIES

		Nov. 30	February 29
		2004	2004
		$	$
Ferguson Lake claims (1)
•	Property acquisition deposit	75,000	75,000
•	Treasury shares issued	1,700,000	1,700,000
•	Annual advance royalty	150,000	150,000
•	Exploration work (3)	30,815,640	22,451,058
		32,740,640	24,376,058
Starfield / Wyn Ferguson Lake project (2)
•	Annual advance royalty	5,000	5,000
•	Exploration work (4)	303,700	-
		308,700	5,000

	Total mineral properties costs	33,049,340	24,381,058

(1)	Ferguson Lake claims:

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2)	Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc. (“Wyn”) entered into an option agreement with Hunter Exploration Group (“Hunter”). Hunter is the recorded and/or beneficial owner of an undivided 100% interest in and to five separate claims located in the Ferguson Lake area, Nunavut Territory. Wyn can earn an undivided 100% interest in the property in consideration of the issuance of 1,100,000 units to Hunter, and the expenditure of $1,000,000 over four years on exploration and development on the property and the payment of advance royalty payments.

In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in the 5 separate claims consisting of approximately 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must expend $500,000, one-half of the total commitment, in expenditure over the next three years and the Company must contribute an additional $75,000 for exploration in year 2004. In addition, the Company must pay advance royalties of $15,000 (due from July 1, 2004) and $10,000 on July 1, 2005. In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to add to the agreement the Yath-1-5 claims, staked under an area of mutual agreement. The new properties are held on a 50-50 basis. The exploration expenditures required to be made are as follows:

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 3–

Note 4	MINERAL PROPERTIES (continued)

	Expenditures Wyn		Expenditures Starfield
Calendar Year	Required	Completed	Required	Completed
2002	12,285	12,285	NIL	NIL
2003	50,000	50,000	NIL	NIL
2004	137,715	137,715	275,000	275,000
2005	300,000	50,133	300,000	28,700
TOTAL	500,000	250,133	575,000	303,700
TOTAL TO DATE	200,000	250,133	275,000	303,700

Upon completion of the above expenditures, the Company will have earned a 50% interest in the project. The Company will also have the right to purchase 50% of Wyn’s right to buy back 1% of the NSR for the sum of $500,000. The Company will also have the right to purchase 50% of Wyn’s right to buy back 1% of the Gross Over-Riding Return for the sum of $500,000.

(3)	Ferguson Lake Deferred Exploration Work breakdown:

		9 months ended	Year ended
		Nov. 30	February 29
		2004 $	2004 $
Balance – beginning		22,451,058	19,426,644

•	Personnel	2,018,382	1,617,134
•	Air support including helicopter moves	2,625,145	638,186
•	Diamond drilling	2,207,647	255,336
•	Camp support costs including fuel requirements	934,218	213,358
•	Analytical and geophysical services	500,170	206,741
•	Mobilization and demobilization	79,020	93,659
		8,364,582	3,024,414
Balance – ending		30,815,640	22,451,058

(4)	Starfield / Wyn Ferguson Lake project Deferred Exploration Work breakdown:

		9 months ended	Year ended
		Nov. 30	February 29
		2004 $	2004 $

Balance – beginning		-	-

•	Personnel	85,601	-
•	Air support including helicopter moves	72,282	-
•	Diamond drilling	67,250	-
•	Camp support costs including fuel requirements	25,293	-
•	Analytical and geophysical services	44,598	-
•	Mobilization and demobilization	8,676	-
		303,700	-
Balance – ending		303,700	-

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 4–

Note 5	EQUIPMENT

		November 30		February 29
		2004		2004
	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$
Exploration work equipment	150,500	16,931	133,569	-
Computers	36,721	28,423	8,298	10,707
Office equipment	9,461	5,741	3,720	4,376
	196,682	51,095	145,587	15,083

Note 6	SHARE CAPITAL

	November 30	February 29
	2004	2004
	$	$
Authorized:
Unlimited number of common voting shares
without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
117,314,675 Common shares
(February 29, 2004 – 88,715,272)	41,149,757	30,625,324

During the first three quarters issued share capital increased as follows:

	Common Shares		Private Placement Units		Total
	#	$	#	$	$

August 31, 2004	110,057,475	38,306,342	-	-	38,306,342

Subscribed for cash
– Private placements units – net of finder fees
• October 18, 2004 private placement	-	-	5,222,200	2,119,990	2,119,990
– Flow through common shares –net of fees	1,385,000	560,925	-	-	560,925
– Exercise of share purchase warrants
• October 15, 2003 private placement	650,000	162,500	-	-	162,500
	2,035,000	723,425	5,222,200	2,119,990	2,843,415
Total before non-cash transactions	112,092,475	39,029,767	5,222,200	2,119,990	41,149,757

Non-cash transactions
– Units conversion
• October 18, 2004 private placement	5,222,200	2,119,990	(5,222,200)	(2,119,990)	-

November 30, 2004	117,314,675	41,149,757	-	-	41,149,757

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 5–

Note 6	SHARE CAPITAL (continued)

a)

Options and stock based compensation plans

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital. Stock options outstanding:

Date of Grant	Price	Balance Feb. 29 2004	Granted	Exercised	Expired / Cancelled	Balance Nov. 30, 2004	Expiration date

May 4, 1999	$0.50	88,000	-	-	88,000	-	May 4, 2004
Jan 21, 2000	$0.40	200,000	-	-	-	200,000	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	-	65,000	Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	70,000	562,000	May 4, 2006
Oct 24, 2001	$0.50	785,000	-	-	-	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	600,000	-	-	-	600,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-	-	-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	2,730,000	-	-	-	2,730,000	Nov 18, 2008
Jan 7, 2004	$0.25	550,000	-	-	-	550,000	Jan 7, 2009
Aug 27, 2004	$0.40	-	2,695,000	-	-	2,695,000	Aug 27, 2009
Totals		8,440,000	2,695,000	-	158,000	10,977,000

b)	Warrants

Share purchase warrants outstanding:

Date of Private Placement Announcement	Price	Balance Feb. 29 2004	Granted	Exercised	Expired	Balance Nov 30 2004	Expiration date

Dec 31, 2002	$0.35	296,250	-	180,000	116,250	-	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	1,000,000	-	Aug 27, 2004
Jan 24, 2003	$0.45	5,804,445	-	-	5,804,445	-	Oct 4, 2004
June 18, 2003	$0.45	7,139,885	-	200,000	-	6,939,885	Mar 19, 2005
Oct 15, 2003	$0.25	6,075,000	-	1,300,000	-	4,775,000	Nov 07, 2005
Nov 28, 2003	$0.25	6,339,000	-	62,500	-	6,276,500	Dec 30, 2005
Dec 10, 2003	$0.40	1,477,430	-	-	-	1,477,430	Jan 21, 2006
Mar 1, 2004	$0.60	-	20,249,703	-	-	20,249,703	Mar 12, 2006
Oct. 18, 2004	$0.75	-	2,611,100	-	-	2,611,100	Nov 29, 2006
Totals		28,132,010	22,860,803	1,742,500	6,920,695	42,329,618

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 6–

Note 7	RELATED PARTY TRANSACTIONS

During the period, the Company had the following transactions with officers and directors of the Company and companies with which officers or directors are related:

	Third quarter ended	Year-to-date
	November 30, 2004 $	November 30, 2004 $
Expenses:
Management fees-a company with a
common director	12,000	36,000

Note 8	SUBSEQUENT EVENTS

a)
The Company closed the balance of the Private Placement that was announced on October 18, 2004 and amended on November 30, 2004, for net proceeds of $1,114,982. The Private Placement was for a total amount of $4,212,108 (net amount $3,795,897) consisting of 1,385,000 Flow Through Common Shares and 7,975,241 Non-Flow Through Units (one Common Share and a one- half Purchase Warrant per Unit). Both the Flow Through Common Shares and the Units were priced at $0.45 and each full Purchase Warrant together with a payment of $0.75 will entitle the holder to acquire a further Common Share for an ensuing period of 24 months.

b)
On December 29, 2004, the Company announced a Private Placement in the amount of $400,000 for 888,890 Flow Through Common Shares at a price of $0.45 per Common Share. This Private Placement received regulatory approval and closed on January 7, 2005.

c)
On December 10, 2004, the Company received $25,000 pursuant to the exercise of 100,000 share purchase warrants at $0.25 each and on December 31, 2004, the Company received $2,062.50 pursuant to the exercise of 8,250 share purchase warrants at $0.25 each.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 7–

Note 9	UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

	a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

	b)	The following summarizes the balance sheet items with material variations under US GAAP:

	November 30	February 29
	2004	2004
	$	$
Mineral property	-	-
Share capital	44,242,681	33,718,248
Additional paid-in capital	771,118	771,118
Deficit	(45,119,673)	(34,906,475)

c)	The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

			Year-to-date
		April 22 1994
		(Inception) to	Nov. 30	Nov. 30
		November 30	2004	2003
		2004 $	$	$
Loss under CDN GAAP		8,812,909	1,544,916	1,149,811
US GAAP material adjustments:
•	Write-off of mineral property expenditures	31,620,349	8,668,282	2,168,505
•	Share for mineral property	1,700,000	-	-
•	Reversal of mineral property write-off	(271,010)	-	-
•	Deposit and advances receivable adjustment	120,000	-	-
•	Compensation expense:
	- Management services	45,500	-	-
	- escrow share release	3,092,924	-	-
•	Interest expense on related party debt	11,385	-	-
•	Loan forgiveness	(12,384)	-	-

Loss under US GAAP		45,119,673	10,213,198	3,318,316
Loss per share under US GAAP
			0.0991	0.0508
Weighted average number of shares			103,037,240	65,230,045

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004
(Prepared by Management)
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 8–

Note 9	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	d)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

				Total
	Share	Additional	Accumulated	Shareholders’
	Capital	paid-in	Deficit	equity
		Capital		(Deficiency)
	$	$	$	$

Balance – February 29, 2004	33,718,248	771,118	(34,906,475)	(417,109)

Share capital issued under CDN GAAP	7,593,018	-	-	7,593,018
Loss under CDN GAAP	-	-	(500,196)	(500,196)
US GAAP material adjustments:
• Mineral property write-off	-	-	(1,772,425)	(1,772,425)
Balance – May 31, 2004	41,311,266	771,118	(37,179,096)	4,903,288

Share capital issued under CDN GAAP	88,000	-	-	88,000
Loss under CDN GAAP	-	-	(624,878)	(624,878)
US GAAP material adjustments:
• Share-based compensation	-	126,665	-	126,665
• Mineral property write-off	-	-	(3,610,871)	(3,610,871)

Balance – August 31, 2004	41,399,266	897,783	(41,414,845)	882,204

Share capital issued under CDN GAAP	2,843,415	-	-	2,843,415
Loss under CDN GAAP	-	-	(419,842)	(419,842)
US GAAP material adjustments:
• Mineral property write-off	-	-	(3,284,986)	(3,284,986)
Balance – November 30, 2004	44,242,681	897,783	(45,119,673)	20,791